Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

January 12, 2022

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Evan Ewing

Geoffrey Kruczek

SiSi Cheng

Kevin Stertzel

Re:	Gogoro Inc.

Registration Statement on Form F-4

Filed November 18, 2021

File No. 333-261181

Ladies and Gentlemen:

On behalf of our client, Gogoro Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated December 15, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form F-4 as filed by the Company on November 18, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No .1”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 1 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Registration Statement on Form F-4 filed November 18, 2021

Cover Page, page i

1.

Please disclose prominently on the prospectus cover page that you are not a Taiwanese or Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Taiwan and China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission

January 12, 2022

The Company has revised the disclosure on the prospectus cover page of Amendment No. 1 to address the Staff’s comment.

2.

Provide prominent disclosure about the legal and operational risks associated with having current or prospective operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Gogoro’s operations in mainland China are limited to: (i) Gogoro has a Taiwanese subsidiary which sells products in mainland China; (ii) in November 2020, Gogoro Network Pte. Ltd. which is incorporated in Singapore, entered into a Capital Increase Agreement (the “Capital Increase Agreement”) with Yadea Technology Group Co. Ltd., a company organized under the laws of the PRC (“Yadea”) and Jiangmen Dachangjiang Group Co., Ltd., a company organized under the laws of the PRC (“DCJ”), which is governed by PRC law. Among other things, the Capital Increase Agreement provides that Gogoro will sell battery packs and battery swapping stations to a joint venture (which Gogoro has not invested any funds in) and Gogoro will receive a licensing fee for use of Gogoro’s SaaS platform. Gogoro does not hold any equity interest in Yadea or DCJ or any other entity incorporated in the PRC; (iii) Gogoro’s Taiwan subsidiaries have entered into a service agreement with the joint venture mentioned in (ii) above under which Gogoro’s Taiwan subsidiaries provide consulting services to the joint venture in exchange for a consulting fee; and (iv) Gogoro Network Pte. Ltd. receives a licensing fee associated with its SAAS platform from the joint venture mentioned in (ii) above. In addition, Gogoro has two subsidiaries in the PRC that are inactive. Given this structure, the Company does not believe there is a risk that operating in China will significantly limit or completely hinder its ability to offer or continue to offer securities to investors. However, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1 to address the remainder of the Staff’s comment.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

The Company has revised the disclosure on the prospectus cover page and pages ii, v, vi, 1 and 26 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

4.

Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

The Company has revised the disclosure on the prospectus cover page and pages 4-6 of Amendment No. 1 to address the Staff’s comment.

Do I have appraisal rights . . .?, page xi

5.	Please clarify if appraisal rights are available.

The Company has revised the disclosure on page xiii of Amendment No. 1 to address the Staff’s comment.

Summary, page 1

6.

Please provide an organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

The Company has revised the disclosure on page 4 of Amendment No. 1 to address the Staff’s comment.

7.

In your summary of risk factors, disclose the risks that your corporate structure and having current or prospective operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is a Cayman Islands holding Company with operations in Taiwan and Singapore and non-operating entities in China and the European Union and it does not currently have any joint ventures in China so it does not believe that it is currently subject to action by the Chinese government that could significantly limit or completely hinder its ability to offer to continue to offer securities to investors. However, the Company has revised the disclosure on page 17 of Amendment No. 1 to address the remainder of the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

8.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not have any variable interest entities (“VIEs”) and the Company and its subsidiaries are not covered by the permission requirements of the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC) or any other entity in the PRC.

The Company has revised the disclosure on pages 2-3 of Amendment No. 1 to address the Staff’s comment.

9.

Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not currently aware of any requirement to obtain approvals to offer securities to foreign investors and has revised the disclosure on pages 2-3 of Amendment No. 1 to address the Staff’s comment.

10.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

The Company has revised the disclosure on pages 4-6 of Amendment No. 1 to address the Staff’s comment.

11.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its auditor is located in Taiwan and PCAOB is able to inspect Taiwanese firms. However, the Company has revised the disclosure on page 17 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Interests of Poema Global’s Directors and Officers in the Business Combination, page 8

12.

Under “Interests of Poema Global’s Directors and Officers in the Business Combination” please disclose (i) the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including any shares the sponsor and its affiliates will acquire in the PIPE transaction, (ii) all securities that the sponsor will own post-business combination and (iii) the material terms of the Sponsor Earn-in Shares.

The Company has revised the disclosure on pages 11-12 of Amendment No. 1 to address the Staff’s comment.

13.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

The Company has revised the disclosure on page 12 of Amendment No. 1 to address the Staff’s comment. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will quantify the amount of reimbursable fees and expenses in a subsequent filing when the amount is closer to final.

14.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The Company has revised the disclosure on page 12 of Amendment No. 1 to address the Staff’s comment.

15.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Company has revised the disclosure on page 11 of Amendment No. 1 to address the Staff’s comment.

Anticipated Accounting Treatment, page 9

16.

Your pro forma financial statements appear to be presented assuming the merger is accounted for as a reserve capitalization. If you have concluded the merger should be accounted for as a reverse capitalization, please clearly disclose the fact and provide us with a detailed analysis in regard to the determination of the accounting acquirer.

The Company has revised the disclosure on page 13 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Summary Consolidated Financial Information of Gogoro, page 12

17.

Your current formatting of the balance sheet section on page 12 appears to suggest that total assets are included the calculation of total liabilities and shareholders’ equity. Please revise. The same comment also applies to your disclosure on page 13.

The Company has revised the disclosure on pages 19 and 20 of Amendment No. 1 to address the Staff’s comment.

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative per Share Data, page 14

18.	Please revise to also provide the historical and pro forma financial information for the year ended December 31, 2020.

The Company has revised the disclosure on pages 23-24 of Amendment No. 1 to address the Staff’s comment.

19.

Please provide pro forma equivalent per share disclosures as required by Part I.A of Form F-4. As part of your disclosure, clearly disclose the exchange ratio you used to calculate the equivalent pro forma per share data.

The Company has revised the disclosure on page 23 of Amendment No. 1 to address the Staff’s comment.

20.

Please expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share and combined pro forma book value per share for both redemption scenarios. Also explain how you determined the inclusion of the shares subject to possible redemption in your calculation was appropriate.

The Company has revised the disclosure on pages 23-24 of Amendment No. 1 to address the Staff’s comment.

21.	Please quantify in a footnote any potentially dilutive shares that are excluded from the calculation of historical and pro forma net loss per share.

The Company has revised the disclosure on page 24 of Amendment No. 1 to address the Staff’s comment.

Risk Factors, page 17

22.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities and Exchange Commission

January 12, 2022

The Company has revised the disclosure on pages 62-64 of Amendment No. 1 to address the Staff’s comment. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is a Cayman Islands holding Company with operations in Taiwan and Singapore and non-operating entities in China and the European Union and it does not currently have any joint ventures in China so it does not believe that it is currently subject to action by the Chinese government that could significantly limit or completely hinder its ability to offer to continue to offer securities to investors.

23.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company has revised the disclosure on pages 32-34 and pages 62-64 of Amendment No. 1 to address the Staff’s comment.

24.

We note from the audit opinion that you have a Taiwan based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

The Company has revised the disclosure on pages 53-54 of Amendment No. 1 to address the Staff’s comment.

25.

Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

The Company has revised the disclosure on pages 53-54 of Amendment No. 1 to address the Staff’s comment.

Gogoro will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 17

26.	Please add a risk factor related to the anti-takeover provisions mentioned on page 218, identifying each material provision.

The Company has revised the disclosure on page 70-71 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Gogoro will be an emerging growth company and may take advantage of certain reduced reporting requirements., page 55

27.

Please clearly state whether you have elected to take advantage of the extended transition period under the JOBS Act for complying with new or revised accountings standards. If you have elected to opt into the extended transition period, please expand your risk factor to disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to the Company since it reports under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The Company has revised the disclosure on page 73 of Amendment No. 1 to address the Staff’s comment.

As an exempted company incorporated in the Cayman Islands, page 56

28.	Please revise to highlight clearly each of the home country practices you intend to follow and how they different from the standards of the exchange on which you plan to list your securities.

The Company has revised the disclosure on page 74 of Amendment No. 1 to address the Staff’s comment.

Background of the Business Combination, page 85

29.

We note Poema Global’s organizational documents waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted the search for an acquisition target.

The Company has revised the disclosure on page 106 of Amendment No. 1 to address the Staff’s comment.

Poema Global’s Board of Directors’ Reasons..., page 93

30.

Please expand to discuss in greater detail the “financial and valuation analysis of Gogoro and the Business Combination” referenced in eighth bullet of this section. Please also expand the disclosure on page 95 to provide greater specificity on the analysis referenced regarding the valuation in relation to comparable companies. Include in your revisions the names of the companies, how they were selected, their respective valuations and how those valuations were determined.

The Company has revised the disclosure on pages 118-122 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Certain Unaudited Projected Financial Information, page 98

31.

Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections. For example, please quantify the assumptions underlying Gogoro’s projected expenses, increases in subscription and hardware revenue and revenue by geography and explain how these assumptions resulted in the amounts included in the table, particularly in light of Gogoro’s results of operations for the periods presented in this registration statement.

The Company has revised the disclosure on pages 123-124 of Amendment No. 1 to address the Staff’s comment.

32.

We note your statement that “...none of them intends to or undertakes any obligation to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Projections are shown to be in error.” Please revise to clarify, if true, that you will update or revise if required by law.

The Company has revised the disclosure on page 123 of Amendment No. 1 to address the Staff’s comment.

Certain Engagements in connection with the Business Combination and Related Transactions, page 100

33.

Please revise the disclosure to quantify the aggregate fees payable to each underwriter that are contingent on completion of the business combination. Also disclose the fees payable in connection with the PIPE transaction.

The Company has revised the disclosure on page 126 of Amendment No. 1 to address the Staff’s comment.

Gogoro’s Business, page 123

34.

Please provide support for the statement that Gogoro produces hyper-efficient motors. Also clarify what you mean by “hyper-efficient.” It is unclear to what type of motor you are comparing your product.

The Company has revised the disclosure to remove the reference to “hyper-efficient”.

Global Manufacturing, page 139

35.

Please revise to clarify the nature of your relationship with Foxconn and the OEM’s referenced in the following paragraph. From your current disclosure regarding “partnership” and “partnering,” it is unclear what are the respective rights and obligations of each party or whether a written agreement governs the relationship. Please also file material agreements as exhibits.

The Company has revised the disclosure on pages 166-167 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that the Company has determined that its agreements with Foxconn and other manufacturers are not material agreements for purposes of Item

U.S. Securities and Exchange Commission

January 12, 2022

601(b)(10) of Regulation S-K because: (i) the Company does not rely on a sole manufacturer for its products; (ii) the agreements do not provide for exclusivity or minimum production requirements; and (iii) the Company believes it could secure an alternative manufacturers on a timely basis. Therefore, the Company is not substantially dependent upon any manufacturer. Gogoro’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 162

36.

Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

The Company has revised the disclosure on page 190 of Amendment No. 1 to address the Staff’s comment.

37.

You disclose on page 46 that you are a holding company and you depend on your subsidiaries for cash to satisfy your liquidity requirements, including future dividend payments, if any. You also indicate that the ability of your subsidiaries to make payments to you may be restricted. Please tell us what consideration you gave to the need for parent only financial statements pursuant to Rules 5-04 and 12-04 of Regulation S-X.

The Company respectfully advises the Staff that it has concluded that the disclosures of the condensed financial information of the parent company in accordance with the Rule 5-04 and Rule 12-04 of Regulation S-X is not required because the Company’s restricted net assets of the consolidated subsidiaries including legal reserve and additional paid-in capital were less than 25% of consolidated net assets as of December 31, 2020, and the covenants of the Company’s loan agreements do not restrict the ability of its subsidiaries to transfer funds to the Company in the form of loans, advances or cash dividends without the consent of the lenders. The Company has taken the subsidiaries’ statutory reserves and additional paid in capital into consideration and the balance was below 25% of consolidated net assets as of December 31, 2020. There is no foreign currency or other restrictions at the subsidiaries level.

Cash Flow Summary

Cash Flows from Operating Activities, page 163

38.

Please provide a more robust analysis of the changes in cash flows generated from (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

The Company has revised the disclosure on pages 191-192 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Unaudited Pro Forma Condensed Combined Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet, page 174

39.	Please revise to also disclose pro forma common stock issued and outstanding on the face of the pro forma balance sheet.

The Company has revised the disclosure on page 205 of Amendment No. 1 to address the Staff’s comment.

40.	Please reconcile the number of shares held by Gogoro shareholders in the tabular disclosure on page 179 to the amounts disclosed in Note (F) on page 182.

The Company has revised the disclosure on page 209 of Amendment No. 1 to address the Staff’s comment.

41.	Please tell us your consideration to include the proceeds from the PIPE financing in the pro forma balance sheet.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has included the aggregate proceeds of $257,320 thousand from the PIPE financing in the pro forma balance sheet because, pursuant to the terms of the subscription agreements entered into in connection with the PIPE Investment (as defined in the Registration Statement), the PIPE investors are obligated to purchase the PIPE shares concurrently with the closing of the Business Combination. The Company also directs the Staff to Note (G) of the pro forma financial statements on page 213 of Amendment No. 1 for additional details.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income, page 176

42.	There does not appear to be a corresponding footnote to adjustment Note (2). Please revise.

The Company refers the Staff to the footnote on page 206 that says, “Reflects the reclassification adjustment to align Poema Global’s historical statement of operations with the presentation of Gogoro’s statement of comprehensive income.”

43.	Please reconcile the weighted average shares outstanding for Gogoro disclosed on pages 176 and 177 to the amounts disclosed in Note 5 on page 184.

The Company has revised the disclosure on page 216 of Amendment No. 1 to address the Staff’s comment.

Note 1 - Description of the Business Combination, page 178

44.	Please revise your discussion on page 179 to clarify that both scenarios also assume the settlement of all redeemable preferred shares issued by Gogoro upon closing.

The Company has revised the disclosure on page 210 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 182

45.	Refer to Notes (G), (M) and Note (FF) on pages 183 and 184. Please address the following:

•	Disclose the specific terms and conditions associated with the Earnout shares issuable to eligible employee equity holders;

The Company has revised the disclosure on page 215 of Amendment No. 1 to address the Staff’s comment.

•	Disclose the basis for reflecting the share-expense related to Earnout shares attributable to employee equity holders as an increase of cash on the pro forma balance sheet;

The Company has revised the disclosure on page 215 of Amendment No. 1 to address the Staff’s comment.

•	More fully disclose the accounting for all Earnout shares, including shares issuable to employees and non-employee equity holders, including how you estimated the fair value of Earnout shares;

The fair value of the Earnout Shares was estimated as of September 30, 2021 using Monte Carlo simulation approach with 100,000 simulations. The key assumptions used in the simulation of the fair value included a six-year maturity, the closing stock price of Poema Global Holdings Corp. (“Poema Global”) of $9.86 as of September 30, 2021, vesting thresholds of $15.0, $17.5, and $20.0, volatility of 66.2% (based on the re-levered equity volatility of five comparable public companies), and a risk-free rate of 1.15% (based on the interpolated term-matched U.S. Constant Maturity Treasury rate as of September 30, 2021). The Company has revised the disclosure on pages 213—214 of Amendment No. 1 to address the Staff’s comment.

•	Disclose the amount of any additional unrecognized compensation expenses related to the Earnout shares and the time periods when the expenses will be recorded; and

The Company has revised the disclosure on pages 213-214 of Amendment No. 1 to address the Staff’s comment.

•

Provide a sensitivity analysis that quantifies the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the shares and on the pro forma financial statements.

The Company has prepared the below sensitivity analysis to quantify the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the shares and on the pro forma financial statements:

Change in stock price	Stock Price	Minimum Target Earn-in Shares	Middle Target Earn- in Shares	Maximum Target Earn-in Shares
-10%	$8.87	$7.70	$7.35	$7.04
-5%	$9.36	$8.25	$7.90	$7.56
0%	$9.86	$8.79	$8.44	$8.10
5%	$10.35	$9.33	$8.98	$8.63
10%	$10.84	$9.89	$9.53	$9.18

U.S. Securities and Exchange Commission

January 12, 2022

The Company has revised the disclosure on page 214 of Amendment No. 1 to address the Staff’s comment.

46.	Refer to Note (L) on page 183. It is not clear why the listing expense that increased accumulated loss was also added back to capital surplus. Please advise.

The Company respectfully advises the Staff that the accounting treatment described in the Registration Statement is based on the guidance set forth in IFRS 2.13A and the International Financial Reporting Interpretations Committee (IFRIC) agenda decision in “IFRS 3 Business Combinations and IFRS 2 Share-based payment – accounting for reverse acquisitions that do not constitute a business” (March 2013). Specifically, since Poema Global does not meet the definition of a “business” under IFRS, the difference between the fair value of Gogoro common shares issued to Poema Global shareholders and the fair value of the net assets of Poema Global acquired is accounted for as a listing expense. Under such transaction, the entry is to debit “listing expense”, and to credit “ordinary shares” and “capital surplus” (when excess of the fair value of Gogoro shares issued over the par value is recognized as capital surplus).

47.

Refer to Notes (N) and (AA) on page 183. It is not clear to us what this adjustment relates to or where this transaction is disclosed and discussed in the filing. Please more fully disclose and discuss the terms of the restricted stocks granted prior to the closing for which the performance condition is deemed to be satisfied upon the closing.

The Company has revised the disclosure on page 214 of Amendment No. 1 to address the Staff’s comment.

Note 5 - Pro Forma Share and Earnings Per Share Information, page 184

48.

Please revise to quantify all potentially dilutive shares including outstanding options, warrants and Earnout shares that are excluded from the calculations of historical and pro forma net loss per share.

The Company has revised the disclosure on page 216 of Amendment No. 1 to address the Staff’s comment.

Administrative Services Agreement, page 201

49.

Considering the fee you disclose is $10,000 per month and the agreement commenced in January 2021, please clarify how the fees incurred as of June 30, 2021 (i.e., six months later) was more than $680,000.

The Company has revised the disclosure on page 232 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

Taxation, page 202

50.

We note the disclosure that there are significant factual and legal uncertainties as to whether the business combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. Counsel may provide an opinion subject to uncertainty, such as a “should” or “more likely than not” opinion, provided that it explains why it cannot give a “will” opinion, the degree of uncertainty and any related risks to investors. Also, if counsel is providing a short-form opinion, the prospectus must identify counsel and both the disclosure and the opinion must state that the disclosure represents counsel’s opinion.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that an amendment to the registration statement is not necessary because counsel is not providing an opinion regarding whether the Business Combination will qualify as a reorganization within the meaning of Section 368(a) of the Code. Counsel cannot provide such an opinion because there are significant factual and legal uncertainties as to such qualification. For example, under Section 368(a) of the Code, the acquiring corporation must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance bearing directly on how certain requirements for Section 368(a) of the Code would apply in the case of an acquisition of a corporation with only investment-type assets, such as Poema Global. Moreover, qualification of the Business Combination as a reorganization is based on certain facts which will not be known until or following the closing of the Business Combination, for example, it will not be known how many of Poema Global’s cash and other investment-type assets will remain following the Business Combination until after any public shareholders of Poema Global have exercised redemption rights with respect to their Public Shares. The closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the Business Combination will qualify as a reorganization, and neither Poema Global nor the Company intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination.

Description of Gogoro’s Share Capital and Articles of Association, page 212

51.

Please describe the material terms of the public warrants and highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company has revised the disclosure on pages 245-251 of Amendment No. 1 to address the Staff’s comment.

Forum Selection Provision, page 229

52.

Please add a risk factor relating to this exclusive forum provision and a separate risk factor related to Section 9.3 of Exhibit 4.7. Please revise your disclosure to describe the risks to investors from each provision, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also

U.S. Securities and Exchange Commission

January 12, 2022

describe whether there is uncertainty as to whether a court would enforce such provision and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Finally, with respect to Exhibit 4.7, ensure your disclosure explains whether the provision applies to claims under the Securities Act and Exchange Act.

The Company has revised the disclosure on pages 71-72 of Amendment No. 1 to address the Staff’s comment.

Gogoro Inc and Subsidiaries

Consolidated Balance Sheets, page F-41

53.	Please remove the June 30, 2020 column from the June 30, 2021 balance sheet.

The Company has revised the disclosure on page F-41 of Amendment No. 1 to address the Staff’s comment.

Note 19 - Equity, page F-59

54.

We note from your disclosure on page 183 that you have granted restricted stock in September 2021. Please provide us with and disclose a breakdown of all equity awards granted to date in 2021, including the fair value of the underling common stock used to value such awards. Please also expand your critical accounting policy discussion to fully disclose your valuation assumptions and methodology.

The Company acknowledges the Staff’s comments and advises the Staff that it has made the following equity awards for the period from January 1, 2021 through the date of this letter:

Grant Date	Award Type	Number of Shares Underlying Award	Fair Value per Common Share
September 9, 2021	Restricted Stock Award	8,901,058	$4.68

The Company has revised the disclosure on pages 193-194 of Amendment No.1 to expand Gogoro’s critical accounting policy discussion to fully disclose its valuation assumptions and methodology for its equity awards.

Note 31 - Significant Events after the Reporting Period, page F-69

55.

Please revise to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10. The same comment also applies to Note 31 on page F-39.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has disclosed the date when the financial statements were authorized for issue by Gogoro’s directors in Note 2 to the consolidated financial statements on page F-8 of Amendment No. 1 and revised the disclosure on page F-39 of Amendment No. 1.

U.S. Securities and Exchange Commission

January 12, 2022

Poema Global Holding Corp

Condensed Balance Sheets, page F-85

56.

We note from the September 30, 2021 10-Q Poema Global filed on November 17, 2021, you revised your previously reported financial statements in the September 30, 2021 10-Q to correct errors related to a portion of the ordinary shares subject to possible redemption that had previously been classified as permanent equity. Please tell us how you considered discussing the errors in the Form F-4. Provide us with your full materiality analysis and tell us your consideration of amending your March 31, 2021 and June 30, 2021 10-Q as well as filing an item 4.02 8-K regarding non-reliance on previously issued financial statements. In addition, tell us your consideration of this matter in your evaluation of disclosure control and procedures as of March 31, 2021, June 30, 2021 and September 30, 2021.

In response to the Staff’s comment, the Company respectfully advises the Staff that management of Poema Global Holdings Corp. re-evaluated its position regarding the revision of the previously reported financial statements in the September 30, 2021 10-Q to correct errors related to a portion of the ordinary shares subject to possible redemption that had previously been classified as permanent equity. On December 16, 2021, management and the audit committee of the board of directors concluded that the previously issued (i) audited balance sheet as of January 8, 2021 (the “Post-Initial Public Offering Balance Sheet”) filed with the SEC in a Current Report on Form 8-K on January 14, 2021 (the “Original 8-K”) and (ii) unaudited condensed financial statements included in the quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, filed with the SEC on May 24, 2021 and August 16, 2021, respectively, should have been restated. As such, Poema Global Holdings Corp. restated the Post-Initial Public Offering Balance Sheet in an amendment to the Original 8-K (the “8-K/A”) and restated its condensed financial statements for the quarterly periods in an amendment to the quarterly reports on Form 10-Q for the quarterly period ended September 30, 2021 (the “Q3 10-Q/A”). In accordance with the restatement, earnings per share calculation was restated to allocate net income (loss) pro rata to Class A and Class B ordinary shares, which was reflected in the Q3 10-Q/A and the 8-K/A. Management also concluded that in light of the restatement, a material weakness exists in internal control over financial reporting and that the disclosure controls and procedures were not effective. The Company has revised the risk factors on pages 80-81 of Amendment No. 1 to disclose such material weaknesses and restatements in the Form F-4.

Note 9 - Subsequent Events, page F-100

57.

We note that you evaluated subsequent events from the balance sheet date through the date the financial statement were issued. Please revise to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Poema Global Holdings Corp. is a Securities and Exchange Commission (SEC) filer as defined in the FASB Master Glossary. In accordance with ASC 855-10-50-1, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.

U.S. Securities and Exchange Commission

January 12, 2022

Exhibits

58.

We note your 2019 Term Loan and January 2021 loan agreement with Mega Bank. Please file these agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Please also file as an exhibit your 2021 Equity Incentive Plan.

The Company acknowledges the Staff’s comment and has attached the 2019 Term Loan and the associated amendments as Exhibits 10.13, 10.14 and 10.15, and the January 2021 loan agreements with Mega Bank as Exhibits 10.16 and 10.17. The Company intends to file the 2022 Equity Incentive Plan in a subsequent filing.

59.	Please file your material lease agreements as exhibits to your registration statement, if applicable, or tell us why you believe you are not required to do so.

The Company acknowledges the Staff’s comment and has attached its material lease agreement as Exhibit 10.11.

General

60.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company has revised the disclosure on page xiv of Amendment No. 1 to address the Staff’s comment.

61.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company has revised the disclosure on page 78 of Amendment No. 1 to address the Staff’s comment.

62.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company has revised the disclosure on pages ix-x of Amendment No. 1 to address the Staff’s comment.

63.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the minimum, maximum and interim redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Company has revised the disclosure on pages ix-x and 84-85 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission

January 12, 2022

64.

Please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders at each of the minimum, maximum and interim redemption levels in your sensitivity analysis and identify any material resulting risks.

The Company has revised the disclosure on pages 84-85 of Amendment No. 1 to address the Staff’s comment.

65.

It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to show the effective underwriting fee on a percentage basis for shares at each of the minimum, maximum and interim redemption level in your sensitivity analysis.

The Company has revised the disclosure on page 126 of Amendment No. 1 to address the Staff’s comment.

* * * * *

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mbaudler@wsgr.com or 650-320-4597.

Respectfully Submitted,

/s/ Mark Baudler
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bruce Morrison Aitken, Gogoro Inc.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Jesse Sheley, Kirkland & Ellis International LLP
Joseph Raymond Casey, Kirkland & Ellis International LLP
Steve Lin, Kirkland & Ellis International LLP